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                                                                    Exhibit 23.3



INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in this Amendment No. 1 to the Registration Statement of First Data Corporation on Form S-3 (No. 333-2057) of our report dated January 27, 1995 (relating to the consolidated financial statements of First Financial Management Corporation as of December 31, 1994, and for each of the two years in the period ended December 31, 1994, which are not presented separately) appearing in the Annual Report on Form 10-K of First Data Corporation for the year ended December 31, 1995 and to the reference to us under the heading "Experts" in the Prospectus relating to First Data Corporation's registration of up to $500 million in unsecured debt securities, preferred stock, and/or common stock which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Atlanta, Georgia
June 6, 1996